UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

LAVA Therapeutics, N.V.

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File no. 333-256655) and registration statement on Form F-3 (File no. 333-264246) of LAVA Therapeutics N.V. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this report and in our other filings with the United States Securities and Exchange Commission (SEC). Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our other SEC filings.

Exhibit List

Exhibit List
Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the Three and Nine Months Ended September 30, 2023 and 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Nine Months Ended September 30, 2023 and 2022
99.3	Press Release dated November 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: November 16, 2023	By:	/s/ Fred Powell
Fred Powell
Chief Financial Officer